Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934

Filing Person: Network Associates, Inc.
Subject Company: McAfee.com Corporation
Subject Company’s Commission File No.: 00-28247

Filing Date: August 13, 2002

Network Associates presentation to investors:

The Network Associates Difference George Samenuk Chairman and Chief Executive Officer August 2002

Safe Harbor Statement During the course of this presentation, we may make projections or other forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such statements are just predictions and that actual events or results may differ materially. We refer you to the documents the Company files from time to time with the Securities and Exchange Commission. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward- looking statements.

McAfee.com Tender Offer: Our Best and Final Offer New Offer - $15.43 Per Share of MCAF Stock Stock Component - 0.675 of a NET Share Cash Component - $8.00 Per Share 20% Premium over MCAF's Closing Price Yesterday EPS Impact - $0.01 Dilutive to Consolidated Q4 EPS or over $0.01 Accretive to Q4 Estimates the Exclude MCAF Number of NET Shares - 10.8 million Total Value of the Transaction - $214.9 million

Attacks on the Global Business Network Are Getting Worse Faster moving More damaging More sophisticated More high profile - Board Room issue

Customers Need More Innovative Solutions to Address More Innovative Threats The Product Strategy Imperative

Network Associates Has a Unique Technology Advantage Watch every device and every network segment with McAfee and Sniffer Protecting 100 Million devices Centralized policy management Anti-virus + device vulnerability assessment Watching 200,000 network segments Analyzing all 7 layers of network Detecting network traffic anomalies Power to recognize, report malicious traffic

The Evolving Solution Event Correlation with anti-virus, network management and intrusion detection using ISS Device-based and network-based heuristics plus signature based detection to STOP blended threats Advanced Research with AVERT, NAI Labs, and X- Force to stay a step ahead of the hacker McAfee and Sniffer Wireless Security and Network Management available now Security as a Service with McAfee ASaP and McAfee.com Scalable Policy Management with ePolicy Orchestrator

The ISS Partnership Advantage Best of breed security solutions integrated to offer our customers superior response to blended threats Leverages Sniffer network management leadership with market-leading intrusion detection technology Cooperative research between AVERT, X-Force, and NAI Labs to provide customers with superior threat assessment and response

Sniffer Mobile: 3G Wireless Opportunity Protocol Analysis and Reporting for Wired Side of 3 and 2.x G Mobile Networks Allows Cellular and PCS Vendors to Improve Quality of Service, Optimize Performance and Availability of Wireless Networks NET estimates market opportunity with wireless operators at $50 million, beginning this year. Already closed 7-figure deal with U.S. wireless operator for deployment of over 100 Sniffer Mobile devices across network

Integrated Network and Security Policy Management Malicious Code NAI Malicious Code Competitors Wired and Wireless Network Traffic Policy Network Intrusion Detection with ISS Event Data Capability to Manage other 3rd Party Security Desktop Firewall and "ThreatScan"

ePolicy Orchestrator Deployments

The Network Associates Opportunity

Emerging Markets	High Speed; Wireless/3G; Voice over IP; Mobile/ Wireless LAN
New Products	ThreatScan; Dist. Firewall; Fast RMON; Sniffer Mobile; ePO v. 3; Sniffer IDS; ID-VA Event Correlation
Sales Execution	United States; Japan; Europe; Asia Pacific; Latin America
Margin Expansion	Facilities; COGS Initiatives; Procurement Rationalization; Channel Initiatives; More!

Q2 02 → Q3 02 → Q4 02 → Q1 03 → Q2 03 → Q3 03 → Q4 03

Network ASSOCIATES

2002: Financial Outlook

Second Quarter Results and Guidance* *Guidance Given July 11, 2002 - Not an Update Second Quarter 2002 Revenues x-MCAF of $212 million Pro-Forma Earnings x-MCAF of $0.09 Third Quarter and Full Year 2002 Guidance Revenues x-MCAF of $205-215 million Pro-Forma Earnings x-MCAF of $0.11-.13 Full Year Revenue expected to come in at the low end of our Guidance of $875-900 million and $0.50-.55 cents per share X-MCAF